Patria Investments Signs Agreement to Acquire Credit Suisse's Real Estate Business in Brazil Transaction allows Patria to further scale its Real Estate vertical through acquisition of team and funds totaling approximately R$ 12 billion in assets under management, and positions the firm to manage one of the largest and most diversified portfolios in the Brazilian market GRAND CAYMAN, Cayman Islands, December 6, 2023 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager and market leader in Latin America, announces the signing of an agreement for the acquisition of Credit Suisse's Real Estate business in Brazil (“CSHG Real Estate”), for total cash consideration of up to R$ 650 million (~US$ 130 million). The transaction is structured with R$ 300 million (~US$ 60 million) due upon completion of standard regulatory approvals, and up to an additional R$ 350 million (~$US 70 million) incrementally conditioned to the successful shareholder approval process and transfer of underlying real estate funds. The funds are listed on the Brazilian stock exchange, and together would add up to R$ 12 billion (~US$ 2.4 billion) in assets under management to Patria’s Real Estate platform. The CSHG Real Estate platform is one of the most relevant players in the Brazilian REIT market, ranking top 5 in market share and investing across a diverse range of market strategies including Logistics, Retail, Office and Receivables. The funds represent permanent capital AUM with significant scale, with four funds each having a market capitalization over R$1.5 billion. The team of 25 professionals, who will join Patria following closing, have delivered AUM growth outpacing the IFIX market index by 900 basis points since 2017, and a portfolio that is currently delivering a weighted annualized dividend yield of more than 9%. Patria has taken significant steps in recent years to scale its Real Estate platform in Latin America, now with a strong presence in Brazil, Colombia and Chile, and more than US$ 3 billion in real estate assets under management as of November 2023. Notably, Patria acquired 50% of VBI, one of the largest independent real estate asset managers in Brazil in mid-2022, and recently closed a new joint venture with Bancolombia to anchor its presence in Colombia. Positioning CSHG Real Estate alongside VBI, Patria is expected to become the largest independent REIT manager in Brazil, reinforcing the attractive opportunities for asset management consolidation in this fragmented market. Patria’s Chief Executive Officer, Alex Saigh said: “This latest acquisition for our real estate business is a continuation of the M&A strategy we have conveyed since our IPO, and further exemplifies Patria’s capability as a consolidator of high-performing asset managers in Latin America. Upon execution of the various approval stages of this transaction, we would add additional permanent capital AUM, and continue to grow the real estate asset class as a key component of our diversified investment platform.” Marcelo Fedak, partner and Head of Real Estate at Patria says: "We are very excited to welcome this talented investment team to Patria, and the funds in this platform are highly complementary to our existing real estate business in Brazil, which is through VBI Real Estate. The existing CSHG Real Estate team will continue to manage these funds, and this expansion gives us more comprehensive coverage of the largest and most relevant real estate sectors to offer an extensive menu of products to our clients." The listed real estate funds (FIIs) market in Brazil now totals more than R$ 161 billion, with annualized growth of 27% over the last five years (2018-2023), according to data from the Brazilian Association of Financial and Capital Markets Entities (Anbima). "FIIs represent an attractive option in the alternatives sector for high-net-worth, retail and institutional investors”, comments Daniel Sorrentino, managing partner and head of Latin America coverage at Patria. “These products offer liquidity through exchange trading and tax efficiencies for individual investors, with room for growth in Brazil and other Latin American countries." A presentation with additional information on the transaction will be posted to Patria’s Investor Relations website at ir.patria.com UBS BB acted as exclusive financial advisor, and BMA Advogados as legal advisor to Credit Suisse on the transaction. Pinheiro Neto Advogados and i2a legal served as legal advisor to Patria. About Patria Investments Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $28.4 billion as of September 30, 2023, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Public Equities and Real Estate strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "can," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. Press Relations Ideal PR (patria@ideal.pr) Fabio Martins: (+55 11) 9.7336-1526 / fabio.martins@ideal.pr Rodrigo Fonseca: +55 11 9.4846-5003 / rodrigo.fonseca@ideal.pr Patria Shareholder Relations - PatriaShareholderRelations@patria.com Josh Wood +1 917 769 1611 / josh.wood@patria.com